Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-258604

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 10, 2021

New Issue	October 15, 2021

US$25,000,000

Common Shares

This Prospectus Supplement, together with the Base Prospectus, qualifies the offering (the "Offering") of common shares ("Common Shares") in the share capital of Great Panther Mining Limited ("Great Panther", the "Company" or "we") having an aggregate offering amount of up to US$25,000,000 (the "Offered Shares") pursuant to an At The Market Offering Agreement dated October 15, 2021 (the "ATM Agreement") with H.C. Wainwright & Co., LLC. ("H.C. Wainwright") pursuant to which the Company may offer and sell the Offered Shares through H.C. Wainwright, as agent or as principal.

The Common Shares are listed on the NYSE American under the symbol "GPL" and on the Toronto Stock Exchange (the "TSX") under the symbol "GPR". On October 14, 2021, the last reported sale price for the Common Shares on the NYSE American was US$0.50 per Common Share and on the TSX was $0.63 per Common Share. The NYSE American has approved listing of the Offered Shares, subject to notice of issuance. The TSX has conditionally approved the listing of up to 83,333,333 of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

Upon delivery of a placement notice by the Company, if any, H.C. Wainwright may sell the Offered Shares in the United States only and such sales will only be effected through transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering  under applicable securities laws, including, without limitation, sales made directly on the NYSE American, or on any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law.

This Prospectus only qualifies the distribution of the Offered Shares in the United States and elsewhere outside of Canada. This Prospectus does not qualify the distribution of Offered Shares in any province or territory of Canada, including the Province of British Columbia, and no Offered Shares will be offered or sold under the ATM Agreement in Canada or on the TSX or any other trading markets in Canada. See "Plan of Distribution".

H.C. Wainwright is not required to sell any specific number or dollar amount of the Offered Shares, but will use its commercially reasonable efforts to make sales consistent with its normal sales and trading practices and on terms mutually agreed upon by the Company and H.C. Wainwright. The Offered Shares will be sold at market prices prevailing at the time of the sale of such Offered Shares. Accordingly, prices may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement, and there is no minimum amount of funds that must be raised under the Offering. The Offering may be terminated at any time.

The Company will pay H.C. Wainwright a commission of up to 3.0% of the gross sales price of any Offered Shares sold pursuant to the Offering. In addition, the Company has agreed to reimburse certain expenses incurred by H.C. Wainwright in connection with the ATM Agreement and the Offering. The net proceeds, if any, that the Company receives from sales of the Offered Shares will vary depending on the number of Offered Shares actually sold and the offering price of such Offered Shares, but will not exceed US$25,000,000 in the aggregate. See “Use of Proceeds” for information regarding how the net proceeds, if any, from sales under this Prospectus Supplement will be used.

In connection with the sale of the Offered Shares, H.C. Wainwright will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of H.C. Wainwright will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to H.C. Wainwright against certain liabilities, including liabilities under the U.S. Securities Act.

Neither H.C. Wainwright nor any of its affiliates, or any person or company acting jointly or in concert with H.C. Wainwright or any of its affiliates, has over-allotted, or will over-allot, the Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

An investment in the Offered Shares involves significant risks. Prospective investors should carefully review the risks described in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference herein and therein. See "Risk Factors" on page S-17 of this Prospectus Supplement and page 28 of the Base Prospectus.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") and may not be comparable to financial statements of United States companies. The Company's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the Company's auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (the "SEC").

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion in this Prospectus Supplement and consult with their own tax advisers. See "Certain Canadian Federal Income Tax Considerations" and "Certain Material U.S. Federal Income Tax Considerations" and "Risk Factors".

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that none of its officers and directors are residents of the United States, that the majority of the experts named in this Prospectus Supplement and the Base Prospectus are not residents of the United States and all or a substantial portion of the assets of the Company and these persons are located outside of the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The head office and registered office of the Company is located at Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company's telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company's website can be found at www.greatpanther.com.

ii

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References to "U.S. dollars" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars.

H.C. Wainwright & Co.

Prospectus Supplement dated October 15, 2021

iii

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

GENERAL MATTERS

In this Prospectus, "Great Panther" and the "Company" refers, collectively, to Great Panther Mining Limited and its wholly owned subsidiaries.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares, and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus, which provides more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Prospectus. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Base Prospectus. See "Documents Incorporated by Reference".

This Prospectus Supplement and the Base Prospectus also form part of the Company's registration statement on Form F-10 (SEC File No. 333-231830) filed with the SEC on September 10, 2021 and declared effective by the SEC under the U.S. Securities Act on September 13, 2021 (as amended, the "U.S. Registration Statement"). This Prospectus Supplement and the Base Prospectus do not include all information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Great Panther and the Offered Shares.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. Neither the Company nor H.C. Wainwright has authorized any other person to provide investors with additional or different information. If anyone provides prospective investors with any additional, different or inconsistent information, prospective investors should not rely on it.

Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. The Company's business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, investors should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference therein are deemed modified or superseded by the statements made in this Prospectus Supplement and the information incorporated by reference herein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell the Offered Shares in any jurisdiction where such offer is not permitted or a solicitation of an offer to buy the Offered Shares by a person in any jurisdiction in which it is unlawful for such person to make such an offer.

Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in the Base Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone 604-608-1766 (attention: Chief Financial Officer), or by accessing the Company's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") have been filed by the Company with various securities commissions or similar authorities in the provinces of Canada in which the Company is a reporting issuer, which have also been filed with or furnished to the SEC, are specifically incorporated herein by reference and form an integral part of this Prospectus Supplement:

(a) the Company's annual information form for the year ended December 31, 2020 dated March 11, 2021 (the "2020 AIF");

(b) the Company's audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon;

(c) the Company's annual management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2020 (the "2020 MD&A");

(d) the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021;

(e) the Company's management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2021 (the "Q2 2021 MD&A");

(f) the management information circular dated April 26, 2021 in respect of the annual general meeting of Great Panther shareholders held on June 9, 2021;

(g) the Company's material change report dated March 17, 2021;

(h) the Company's material change report dated June 1, 2021; and

(i) the Company's material change report dated June 10, 2021.

In addition, the Company also incorporates by reference into this Prospectus Supplement any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analyses relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering.  As discussed below, this Prospectus Supplement may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

In addition, the Company may determine to incorporate into this Prospectus any news release that the Company disseminates in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws). In this event, the Company will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that the Company files or furnishes to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).  In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Exchange Act of 1934, as amended (the "U.S. Exchange Act"), if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares. Upon condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus Supplement is effective, all condensed interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the securities commissions or similar authorities in Canada during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of the Offered Shares.

Any statement contained in this Prospectus Supplement or the Base Prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement or the Base Prospectus, or incorporated by reference herein or therein, that are not current or historic factual statements constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information with respect to:

  the Company's expected production from, and further potential of, the Company's properties;

  the future price of minerals, particularly gold, silver, lead and zinc;

  the realization of mineral reserve estimates;

  the timing and amount of estimated future production;

  the costs of production;

  the need for, and availability of, capital resources, and the amount and timing of the Company's capital expenditures;

  success of exploration activities;

  government regulation of mining operations, including changes in the regulatory or legal requirements, or in the interpretation or application thereof, applicable to the Company's operations;

  environmental risks; and

  other forecasts and predictions with respect to the Company and its properties.

Estimates of mineral reserves and mineral resources are also forward-looking information because they incorporate estimates of future developments including future mineral prices, costs and expenses and the amount of minerals that will be encountered if a property is developed. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as "plan", "expect", "budget", "target", "schedule", "estimate", "forecast", "project", "intend", "believe", "anticipate", "seek", and other similar words or statements that certain events or conditions "may", "could", "would", "might", or "will" occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include:

  political, economic and other risks;

  fluctuations in foreign currency;

  operating risks caused by social unrest;

  fluctuations in commodity prices;

  risks relating to widespread epidemics or a pandemic outbreak including the COVID-19 pandemic;

  the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and the effect those impacts, if they occur, would have on the Company's business;

  uncertainty in the estimation of mineral reserves and mineral resources;

  interpretations and assumptions of mineral resource and mineral reserve estimates;

  risks related to production estimates and cost estimates;

  risks related to the Company's mineral exploration and development programs, including the failure of such programs to identify bodies of commercial mineralization;

  timing, estimated amount, capital and operating expenditures and economic returns of future production;

  the integration of acquisitions into existing operations;

  risks related to acquisitions and integration;

  changes to the regulatory environments;

  access to additional capital;

  volatility in the market price of the Company's securities;

  liquidity risk;

  risks related to community relations;

  risks relating to equity investments;

  the availability of infrastructure, energy and other commodities;

  nature and climactic conditions;

  environmental regulations or hazards and compliance with complex regulations associated with mining activities;

  risks related to information technology and cybersecurity;

  conflicts of interest;

  risks related to internal controls over financial reporting as per the requirements of the United States Sarbanes-Oxley Act of 2002, as amended;

  permitting and licensing;

  the prevalence of competition within the mining industry;

  availability of sufficient power and water for operations;

  risks associated with tax matters and foreign mining tax regimes;

  risks relating to potential litigation;

  risks associated with title to the Company's mining claims and leases;

  risks relating to the dependence of the Company on management, key personnel and contractors; and

  risk factors discussed or referred to in the 2020 AIF, 2020 MD&A and Q2 2021 MD&A which readers are advised to carefully review and consider.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this Prospectus and the Base Prospectus, and the documents incorporated by reference herein and therein, is made as of the date of such document and, accordingly, is subject to change after such date. The Company does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise except as, and to the extent, required by applicable securities laws.

All of the forward looking information contained in this Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein and therein, is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

This Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Investors are cautioned that "Inferred Mineral Resources" have a lower level of confidence than that applied to an "Indicated Mineral Resource", must not be converted to a mineral reserve, and there is a great deal of uncertainty as to their economic and legal feasibility. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies except in certain specific cases. Additionally, while disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

See "Glossary of Certain Technical Terms" in the 2020 AIF, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN
UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company prepares its financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, the financial statements incorporated by reference in this Prospectus Supplement and the Base Prospectus, and the documents incorporated by reference herein and therein, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company's financial statements and financial information are presented in U.S. dollars. Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to U.S. dollars.  References to "U.S. dollars" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars.

The following table sets out, for the periods indicated, the high, low, average and end of period closing rates of exchange of one U.S. dollar, expressed in terms of Canadian dollars, published by the Bank of Canada during the respective periods.

Closing Rates	Six months ended June 30, 2021	Six months ended June 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019
High	1.2828	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2718	1.2988
Average	1.2470	1.3651	1.3415	1.3269
Closing	1.2394	1.3628	1.2732	1.2988

On October 14, 2021, the closing exchange rate of exchange of one U.S. dollar, expressed in terms of Canadian dollars, published by the Bank of Canada was US$1.00 = C$1.2372.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with, the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Common Shares Offered	Common Shares having an aggregate offering price of up to US$25,000,000.

Manner of Offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Base Prospectus may be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. No Offered Shares will be offered or sold in Canada or on the TSX or other trading markets in Canada. See “Plan of Distribution”.

Use of Proceeds

Great Panther will use the net proceeds of the Offering for operational and capital expenditures, debt repayment, to maintain its working capital balances and for general corporate purposes. See "Use of Proceeds".

Risk Factors

Investing in the Common Shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled "Risk Factors" in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The NYSE American has approved listing of the Offered Shares, subject to notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all the listing requirements of the TSX.

Trading symbols	NYSE American: GPL TSX: GPR

H.C. Wainwright may sell the Offered Shares in the United States only and such sales will only be made pursuant to transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws including sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. No Offered Shares will be offered or sold under the ATM Agreement in Canada or on the TSX or any other trading markets in Canada. See “Plan of Distribution”.

THE COMPANY

This summary does not contain all the information about the Company that may be important to prospective investors. Investors should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

Great Panther is an intermediate precious metals mining and exploration company listed on the TSX, trading under the symbol "GPR", and on the NYSE American, trading under the symbol "GPL".

The Company has three wholly-owned operations, including the Tucano Gold Mine ("Tucano") in Brazil acquired in March 2019. In Mexico, Great Panther operates the Topia Mine ("Topia") and the Guanajuato Mine Complex (the "GMC"). The GMC comprises the Guanajuato Mine ("Guanajuato"), the San Ignacio Mine ("San Ignacio"), and the Cata processing plant. The Company also owns several exploration properties, which are discussed below.

Tucano is an open pit gold mine approximately 200 km from Macapá, the state capital of Amapá in Brazil. It produces gold doré with ore processed through a primary crusher, semi-autogenous grinding mill, ball mill and carbonin-leach infrastructure, capable of treating both oxide and sulphide ore. Tucano has initiated a regional exploration strategy to evaluate the underexplored greenstone belt in which the mine sits and there remains potential to increase reserves in both quantity and quality with additional surface and underground exploration within the mining license.

Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces metallic concentrates containing silver, gold, lead and zinc at its own processing facility.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 km northwest of Mexico City, and approximately 30 km from the Guanajuato International Airport. The Cata processing plant at Guanajuato is a three-stage crushing plant which produces silver and gold concentrate and has a nameplate capacity of 1,200 tonnes a day.

Topia and the GMC are underground mines and the production process consists of conventional mining incorporating cut and fill, and reuse methods. Extracted mineralized material is trucked to on-site conventional processing plants, which consist of zinc and lead-silver flotation circuits at Topia, and a pyrite-silver-gold flotation circuit at the GMC.

Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc underground mine, located in the Peruvian province of Huarochirí, approximately 90 km east of Lima. Coricancha has been on care and maintenance since August 2013 and the Company is evaluating the conditions under which a restart of production can be implemented.

The Company's exploration properties include multiple near mine infill and step out targets around the existing mining corridor at Tucano, Topia and the GMC, and regional targets across the approximately 2,000 square km land package in which Tucano is located.

Additional exploration properties include El Horcón, Santa Rosa and Plomo in Mexico, each of which is wholly-owned. El Horcón is located 100 km by road northwest of Guanajuato city, Santa Rosa is located approximately 15 km northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico.

The Company currently owns the Argosy exploration property in the Red Lake Mining District of Ontario, Canada. On August 4, 2021, the Company entered into an agreement with Newrange Gold Corp. ("Newrange") under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited ("Cangold") to Newrange for C$1,000,000, payable in a combination of cash and Newrange shares. Cangold currently holds the Company's interest in the Argosy property and the Plomo property. Prior to closing, the Company will complete a reorganization to retain its 100% interest in the Plomo property. Completion of the transaction is subject to customary closing conditions.

Recent Developments

Prepayment Agreements

 On September 21, 2021, the Company announced that it had entered into a US$20 million gold doré prepayment agreement (the "Asahi Agreement") with Asahi Refining Canada Ltd. ("Asahi"), and a US$5 million lead concentrate prepayment agreement (the "Samsung Agreement") with Samsung C&T U.K. Ltd. ("Samsung"). These prepayment agreements will be used to supplement existing working capital funding, with the primary objective of extending the mine life and further unlocking the potential of Tucano.

 Under the Asahi Agreement, Asahi advanced US$20 million to the Company (the "Asahi Advance"), with consideration to be paid in the equivalent value of gold doré or a cash settlement if insufficient gold doré is available over the 12-month period commencing in April 2022. A 0.5% discount will apply to spot price of the prepaid doré at the time of delivery. The Asahi Advance will bear interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary, Mina Tucano Ltda, which owns Tucano. During the term of the Asahi Agreement, Asahi will obtain exclusivity on refining and gold sales for 100% of Tucano's remaining production.

 The Samsung Agreement provides that a US$5 million prepayment will be advanced to the Company's subsidiary, Minera Mexicana El Rosario S.A. de C.V ("MMR"). Consideration will be paid in the form of an exclusive offtake of the lead concentrate produced from Topia, up to a maximum of 5400 DMT. This represents approximately 21 months of the mine's production. Repayment will occur over the 18 months beginning April 2022, with an annual interest rate of 3-month USD LIBOR plus 6.5%. Samsung will also obtain a right of first offer to the concentrate for an additional 12 months. The Company's existing gold doré agreement with Samsung has been repaid in full and cancelled, while their right of offer for concentrate produced from the Coricancha Mine project in certain circumstances is still in effect. Closing of the Samsung facility is subject to satisfaction of customary conditions, including the registration of a share pledge over the Company's shares in MMR, which owns Topia.

Operational Update

Production in the third quarter of 2021 was lower than planned primarily because of low ore tonnage from Tucano.  The Tucano mine contractor experienced maintenance issues, which led to poor fleet availability, resulting in lower mined tonnage and a delay in the completion of the Urucum Central South ("UCS") open pit pushback activities. The delay at UCS was also affected by significantly higher-than-average rainfall, which was 25% higher than historical averages in Northern Brazil. The pushback at UCS is now complete and the Company is working with its mine contractor to resolve equipment availability issues. In September, movement was detected in the west wall of the UCS pit and to ensure safety for workers mining was suspended for four days until conditions were deemed stable. Wall movement was again detected in the second week of October 2021, however the Company's geotechnical committee has reviewed the matter and determined that mining can safely continue.

While there is no assurance that further instability will not impact the Company's ability to fully realize the value of the remaining ore within the UCS pit, the Company is taking steps to mitigate this risk. Vertical drains are currently being installed in the west wall of the UCS pit to reduce water levels and are expected to be in place by late November in preparation for the rainy season, typically the first half of the year. A new mine design has been implemented allowing mining activities to safely continue on the east side of the UCS pit. Strict safety protocols are being followed at all times, including radar monitoring for wall movement, prisms and drone surveys, to ensure the health and safety of workers.

In Mexico, production at GMC and Topia for in the third quarter of 2021 was approximately 21% behind plan. The implementation of the new labour laws in Mexico resulted in delays in tonnage mined as contractors adjust to the new requirements. In addition, production at GMC was primarily from historically mined areas and actual tonnages available were lower than estimated. Based on this, it is possible that the resource estimate for GMC expected to be published before year end could be lower than previously reported. The Company does not expect to receive approval to expand the tailings storage facility at GMC prior to reaching the current capacity of the tailings storage facility in December 2021. Contingency plans are being evaluated to process GMC ore at third-party facilities in 2022 and evaluation of longer-term tailings storage solutions are underway.

The Company is in the process of reviewing its forecast for the balance of the year to assess whether adjustments to 2021 consolidated production and/or cost guidance are required. It is likely that the guidance will need to be adjusted as a result of lower-than-expected production in the third quarter. The Company will provide updated guidance, if needed, once forecasting is completed.

As the COVID-19 pandemic continues to evolve, the Company maintains a high degree of vigilance across all its operations. Although cases at the Company's mine sites remain low and vaccinations are progressing, strict health and safety protocols remain in place

Change in Peruvian Mine Closure Law

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided, and these details are expected to be described in new regulations that are expected to be published by mid-November 2021. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company's liquidity.

PLAN OF DISTRIBUTION

The Company entered into the ATM Agreement with H.C. Wainwright under which the Company may offer and sell from time to time up to US$25,000,000 of Offered Shares through H.C. Wainwright, as agent.

Sales of the Offered Shares will be effected through transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. If the Company and H.C. Wainwright agree on any method of distribution other than sales of Common Shares into the NYSE American or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the U.S. Securities Act. Under the terms of the ATM Agreement, the Company may also sell Offered Shares to H.C. Wainwright as principal for its own account.

No Offered Shares will be sold in Canada or on the TSX or any other trading markets in Canada. Neither the Company nor H.C. Wainwright will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada.

The Company will designate the maximum amount of Offered Shares to be sold through H.C. Wainwright on a daily basis or otherwise as the Company and H.C. Wainwright agree and the minimum price per Offered Share at which such Offered Shares may be sold. The Company may instruct H.C. Wainwright not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Company from time to time. H.C. Wainwright is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts consistent with its normal sales and trading to sell the Offered Shares on terms mutually agreed upon by the Company and H.C. Wainwright.

The Company will pay H.C. Wainwright a cash commission of up to 3.0% of the aggregate gross proceeds of sales made pursuant to the ATM Agreement. The Company has also agreed to reimburse H.C. Wainwright for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed US$100,000. In addition, pursuant to the terms of the ATM Agreement, the Company has agreed to reimburse H.C. Wainwright for the fees and expenses of its counsel in connection with the ongoing diligence requirements arising from the transactions contemplated by the ATM Agreement in an amount not to exceed US$5,000 per calendar quarter. There is no arrangement for funds to be received in an escrow trust or similar arrangement. The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities and the Company's counsel and its auditors, but excluding compensation payable to H.C. Wainwright under the terms of the ATM Agreement), will be approximately US$200,000.

Settlement for sales of the Offered Shares are expected to occur on the second business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depositary Trust Company or by such other means as the Company and H.C. Wainwright may agree.

In connection with the sale of the Offered Shares on the Company's behalf, H.C. Wainwright will be deemed to be an underwriter within the meaning of the U.S. Securities Act, and the compensation of H.C. Wainwright will be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to H.C. Wainwright against certain civil liabilities, including liabilities under the U.S. Securities Act.

The Offering of Offered Shares pursuant to the ATM Agreement will terminate upon the issuance and sale of all of the Offered Shares subject to the ATM Agreement.  The Company and H.C. Wainwright may also terminate the ATM Agreement under certain circumstances specified therein.

Neither H.C. Wainwright nor any of its affiliates, or any person or company acting jointly or in concert with H.C. Wainwright or any of its affiliates, has over-allotted, or will over-allot, the Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares. To the extent required by Regulation M under the U.S. Exchange Act, H.C. Wainwright will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The NYSE American has approved listing of the Offered Shares, subject to notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all the listing requirements of the TSX.

This Prospectus Supplement and the accompanying Base Prospectus in electronic format may be made available on websites maintained by H.C. Wainwright, and H.C. Wainwright may distribute this Prospectus Supplement and the accompanying Base Prospectus electronically.

H.C. Wainwright and its affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares offered by this Prospectus Supplement in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about, and to observe any restrictions relating to, the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds will depend on the number of Offered Shares purchased and the market price at which they are sold. The net proceeds of this Offering will represent the gross proceeds after deducting the compensation payable under the ATM Agreement and expenses of the distribution. H.C. Wainwright will receive a cash commission of up to 3.0% of the aggregate gross proceeds realized from the sale of the Offered Shares for services rendered in connection with the Offering. The Company estimates the total expenses of this Offering, excluding the fee paid to H.C. Wainwright, will be approximately US$200,000. All expenses relating to the Offering will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in this Prospectus Supplement.

The Company intends to use the net proceeds from the Offering for operational and capital expenditures, debt repayment, to maintain its working capital balances and for general corporate purposes.

The Company may sell Offered Shares for aggregate gross proceeds of up to US$25,000,000. Because there is no minimum amount of our Common Shares that must be sold pursuant to the Offering, the actual number of Offered Shares sold and aggregate proceeds to the Company, if any, are not presently determinable and may be substantially less than the amount set forth above. The actual allocation of the net proceeds may vary depending on the aggregate amount raised, future developments and capital requirements and at the discretion of the Company's board of directors and management.  Accordingly, management will have significant discretion and flexibility in applying the net proceeds from the sale of the Offered Shares hereunder.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share and debt capital since June 30, 2021, being the date of the Company's most recently filed interim consolidated financial statements incorporated by reference in this Prospectus Supplement.

PRIOR SALES

The following table sets forth details of the issuance by the Company of Common Shares, and securities convertible into or exchangeable for Common Shares, during the 12 month period prior to the date of this Prospectus Supplement:

Common Shares

Issue Date	Number of Common Shares	Issue Price / Exercise Price (C$)
December 10, 2020	15,508	1.02(1)

December 11, 2020	25,584	1.03(1)

December 14, 2020	1,350	1.04(1)

December 15, 2020	35,000	0.71(2)

December 17, 2020	4,167	0.97(2)

December 18, 2020	13,893	1.16(1)

December 21, 2020	181,667	0.73(2)

December 21, 2020	21,425	1.13(1)

December 21, 2020	6,100	1.13(1)

February 12, 2021	6,334	1.03(2)

February 23, 2021	31,567	1.28(1)

April 5, 2021	6,300	1.00(1)

April 12, 2021	15,000	0.97(2)

April 13, 2021	4,100	0.97(2)

April 14, 2021	27,846	0.96(1)

April 20, 2021	48,287	0.99(1)

April 20, 2021	200,000	0.54(2)

April 21, 2021	25,333	0.54(2)

April 23, 2021	2,500	0.54(2)

May 12, 2021	86,833	0.56(2)

May 13, 2021	114,677	0.94(1)

May 13, 2021	84,433	0.94(1)

May 13, 2021	23,000	0.54(2)

May 14, 2021	12,333	0.54(2)

May 18, 2021	33,667	0.54(2)

May 19, 2021	97,656	1.02(1)

May 19, 2021	85,966	0.66(2)

May 20, 2021	58,567	0.89(2)

May 21, 2021	38,666	0.54(2)

(1) Issued in connection with vesting of RSUs granted pursuant to the Company's Omnibus Incentive Plan. The issue price reflects the closing price of the Common Shares on the TSX on the issue date.

(2) Issued pursuant to the exercise of stock options ("Options") granted under the Company's Stock Option Plan.

Options

Grant Date	Number of Options	Exercise Price (C$)
January 18, 2021	93,346(1)	1.01(1)

January 18, 2021	65,140(2)	1.01(2)

March 19, 2021	2,182,273(3)	1.04(1)

(1) Expiry date - January 18, 2026; Vesting schedule - 1/3 of the Options vested on August 5, 2021, and 1/3 of the Options vest every 12 months thereafter until fully vested.

(2) Expiry date - January 18, 2026; Vesting schedule - 1/3 of the Options vest on January 18, 2022 and 1/6 of the Options every 12 months thereafter until fully vested.

(3) Expiry date - March 19, 2026; Vesting schedule - 1/3 of the Options vest on March 19, 2022 and 1/3 of the Options every 12 months thereafter until fully vested.

(4) The exercise price reflects the ten day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Deferred Share Units ("DSUs")

Grant Date	Number of DSUs(1)	Grant Price (C$)(2)
January 4, 2021	17,045	1.09

March 19, 2021	324,514	1.04

June 28, 2021	439,795	0.80

(1) All DSUs have been granted to independent directors vest immediately. On the date the holder ceases to serve as a director of the Company, each DSU held by such holder will be settled for one Common Share, the cash equivalent (determined with reference to the market price of a Common Share on the settlement date) or a combination of both.

(2) The grant price reflects the ten day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Restricted Share Units ("RSUs")

Grant Date	Number of RSUs(1)	Grant Price (C$)(2)
January 18, 2021	29,016	1.01

January 18, 2021	41,581	1.01

March 19, 2021	705,673	1.04

August 17, 2021	45,874	0.59

(1) All RSUs vest in three equal tranches on the first, second and third anniversaries of the grant date. On vesting, each RSU will  be settled for one Common Share, the cash equivalent (determined with reference to the market price of a Common Share on the settlement date) or a combination of both

(2) The grant price reflects the ten day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

Performance-Based Restricted Share Units ("PSUs")

Grant Date	Number of PSUs(1)	Grant Price (C$)(2)
March 19, 2021	780,968	1.04

(1) Vesting is subject to achievement on or before the three year anniversary of the grant date of certain performance-based criteria, as measured against the performance of a peer group of companies (with a multiplier of 0% to 200% depending on performance). On vesting, each PSU will be settled in exchange for up to two Common Shares, the cash equivalent thereof (determined with reference to the market price of a Common Share on the settlement date) or a combination thereof,

(2) The grant price reflects the ten day volume-weighted weighted average trading price of Common Shares on the TSX as of the trading day immediately preceding the applicable grant date.

TRADING PRICE AND VOLUME

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

	TSX Price Range

Month	High (C$)	Low (C$)	Total Volume

October 2020	1.22	0.97	6,438,258

November 2020	1.20	0.97	6,438,258

December 2020	1.18	0.99	6,411,669

January 2021	1.23	0.95	6,511,317

February 2021	1.47	1.01	12,729,408

March 2021	1.21	0.95	7,010,154

April 2021	1.05	0.95	3,728,925

May 2021	1.07	0.83	5,799,398

June 2021	0.88	0.75	3,584,473

July 2021	0.80	0.68	1,698,943

August 2021	0.77	0.53	2,767,563

September 2021	0.68	0.55	3,751,967

October 1-14, 2021	0.63	0.56	1,119,849

The following table sets forth the reported high and low sale prices in U.S. dollars for the Common Shares on the NYSE American for the monthly periods indicated.

	NYSE American Price Range

Month	High (US$)	Low (US$)	Total Volume

October 2020	0.93	0.74	35,632,259

November 2020	0.93	0.75	28,751,349

December 2020	0.92	0.78	36,540,954

January 2021	0.96	0.75	49,284,448

February 2021	1.16	0.79	206,214,248

March 2021	0.96	0.75	66,924,877

April 2021	0.84	0.77	29,411,260

May 2021	0.90	0.69	66,951,239

June 2021	0.72	0.60	43,246,951

July 2021	0.64	0.54	26,322,304

August 2021	0.63	0.42	39,418,659

September 2021	0.54	0.44	29,841,420

October 1-14, 2021	0.51	0.45	13,272,728

On October 14, 2021, the closing price of the Company's Common Shares as reported on the NYSE American was US$0.50 per share and on the TSX was C$0.63 per share.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The securities to be sold in the Offering consist of Common Shares. The authorized share capital of the Company includes an unlimited number of Common Shares without par value, of which 356,795,548 Common Shares were issued and outstanding as at October 14, 2021.

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as, and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights. The Class A preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. The Class B preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class A preferred shares or Class B preferred shares were issued or outstanding as at October 14, 2021.

RISK FACTORS

Prospective purchasers of Offered Shares should carefully consider the risk factors described in this Prospectus Supplement and the Base Prospectus, and any document incorporated by reference herein or therein (including subsequently filed documents incorporated by reference herein or therein). An investment in the Offered Shares is subject to various risks, including without limitation those risks inherent to the industries in which the Company operates. If any of the events contemplated by these risk factors occurs, the Company's revenues or financial condition could be materially harmed, which could adversely affect the value of the Common Shares. In addition to the below, discussions of certain risks affecting the Company in connection with its business are provided in the Company's disclosure documents filed with securities commissions and other similar authorities which are incorporated by reference in this Prospectus. Additional risks not presently known to the Company or that the Company currently consider immaterial may also materially and adversely affect the Company. If any of the events identified in these risks and uncertainties were to actually occur, the Company's business, financial condition or results of operations could be materially harmed.

The Common Shares are subject to price and volume volatility and the market price for the Common Shares may drop below the price paid.

Securities markets experience a high level of price and volume volatility, and the market price of securities of many companies experience wide fluctuations, which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below the purchase price. As a result of this volatility, investors may not be able to sell the Offered Shares at or above their purchase price.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of the Company's Common Shares is also likely to be significantly affected by short-term changes in commodity prices, precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company's profitability and reputation.

The Company will have broad discretion as to the use of proceeds from the Offering, and it may not use the proceeds effectively.

Management will have broad discretion in the application of the net proceeds of the Offering and could spend the net proceeds in ways that do not improve its results of operations or enhance the value of the Offered Shares. Failure to apply the funds effectively could have a material adverse effect on the Company's business and cause the price of the Offered Shares to decline. In addition, Great Panther may require funds beyond the net proceeds of the Offering in order to achieve its business objectives, even if all of the Offered Shares are sold. Further, there is no assurance that the Company will be able to complete sales of the Offered Shares pursuant to the ATM Agreement. If the Company is unable to raise the required funds, it may need to curtail operational activities. There is no assurance that the Company will be able to sell the full amount of the Offered Shares that are offered or otherwise raise these additional funds when required.

Resales of the Common Shares in the public market following the completion of this Offering by shareholders may cause the market price of the Common Shares to fall.

The issuance by the Company of the Offered Shares in this Offering could result in resales of the Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair the Company's ability to raise additional capital through the sale of future additional securities should it desire to do so.

Future sale may adversely affect the market price of the Common Shares.

In order to satisfy future financing needs, the Company may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.  These sales may have an adverse impact on the market price of the Common Shares.

The Company does not intend to declare or pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration and development activities and its business. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder's ability to sell Offered Shares. The payment of future dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Company's board of directors may consider appropriate in the circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENT HOLDERS

In the opinion of McCarthy Tétrault LLP, Canadian counsel to the Company, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to an investor who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act and any applicable income tax treaty or convention, at all relevant times: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in carrying on a business in Canada, or otherwise in respect of a business carried on in Canada; (iii) deals at arm's length with the Company and H.C. Wainwright; (iv) is not affiliated with the Company or H.C. Wainwright; (v) is not exempt from tax under the Tax Act; (vi) has not entered into and will not enter into a "synthetic disposition arrangement" or "derivative forward agreement" (within the meaning of the Tax Act) with respect to Offered Shares; and (vii) acquires and holds the Offered Shares as capital property (herein, a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere, and any such person should consult its own tax advisors. Generally, the Offered Shares will be considered to be capital property to a Non-Resident Holder, unless the Non-Resident Holder holds or uses the Offered Shares in the course of carrying on a business or has acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative policies of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies of the CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations with respect to the income tax consequences to any Non-Resident Holder or other person are made. All holders (including Non-Resident Holders) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the relevant rate of exchange required under the Tax Act.

Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by the Company  will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividends, is a resident of the United States for purposes of the Treaty, and is entitled to the full benefits of the Treaty is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a holder that also is a corporation that beneficially owns at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable income tax treaty or convention. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act.

Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property to the Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length, and (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's length holds a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian Resource Properties" (as defined in the Tax Act), (iii) "Timber Resource Properties" (as defined in the Tax Act) or (iv) an option in respect of, or an interest in, or for civil law a right in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations with respect  to the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (i) partnerships, S corporations and other pass-through entities or arrangements; (j) U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; (k) U.S. expatriates or former long-term residents of the United States; or (l) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

Subject to the passive foreign investment company (the "PFIC") rules discussed below (see "Passive Foreign Investment Company Rules"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of the Offered Shares"). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend. Dividends received on the Offered Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Treaty or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

Subject to the PFIC rules discussed below (see "Passive Foreign Investment Company Rules"), upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Offered Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder's tax basis in the Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares rateably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

If the Company were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Offered Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Offered Shares, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special rules discussed above) as if such Offered Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

While there are U.S. federal income tax elections that can sometimes be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that is also classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of the Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering under Canadian law will be passed upon on behalf of the Company by McCarthy Tétrault LLP and on behalf of H.C. Wainwright by Stikeman Elliott LLP. Certain legal matters relating to the Offering under U.S. law will be passed upon on behalf of the Company by Dorsey & Whitney LLP.  As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, in each case, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

Information regarding certain experts is contained in the Base Prospectus under "Interest of Experts" and remains current as of the date hereof.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-258604) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus;

(ii) consents of those persons named under "Auditors" and in the Shelf Prospectus;

(iii) consents of those persons named under "Interest of Experts" in the Shelf Prospectus;

(iv) powers of attorney from certain of the Company's officers and directors; and

(v) the ATM Agreement dated October 15, 2021 between the Company and the Selling Agent.

WHERE INVESTORS CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus form part of the U.S. Registration Statement. The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Investors should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and its securities.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

Investors may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.  Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms.  Investors may read and download some of the documents that the Company has filed with the SEC's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.